03005561

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

JAN 31 2003

New Century Mortgage Securities, Inc.	0001084701
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, for January 30, 2003, Series 2003-2	333-72880

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: January 30, 2003

NEW CENTURY MORTGAGE SECURITIES, INC.

By: ______________________________
Name: Kevin Cloyd
Title: Exec. V.P.

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

---

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

New Century Mortgage Corporation
Preliminary Collateral Analysis

Deutsche Bank

All records
8,012 records
Balance: 1,183,171,510

Summary
Number of Mortgage Loans: 8,012
Aggregate Principal Balance: $1,183,171,510
Conforming Principal Balance Loans: $1,003,658,025
Average Principal Balance: $147,675
Range: $13,951 - $679,786
Weighted Average Coupon: 8.179%
Range: 5.300% - 14.050%
Weighted Average Margin: 6.597%
Range: 2.000% - 8.150%
Weighted Average Remaining Term: 352 months
Range: 113 months - 359 months
Weighted Average Seasoning: 2.87 months
Latest Maturity Date: 2032-12-01
State Concentration (>5%):
California: 38.63%
Weighted Average Original LTV: 77.76%
Range: 10.91% - 95.00%
Weighted Average Combined Original LTV: 78.21%
Range: 16.28% - 100.00%
First Liens: 99.42%
Non-Balloon Loans: 100.000%
Weighted Average FICO: 592
Index Type:
6 Month LIBOR: 74.74%
1 Year Treasury: 0.09%
Fixed Rate: 25.17%
Weighted Average Initial Per Cap: 1.501%
Weighted Average Sub Per Cap: 1.499%
Weighted Average Lifetime Rate Cap: 7.003%
Property Type:
Single Family Residence: 78.17%
PUD: 8.27%
2-4 Family: 8.04%
Condo: 4.44%
Manufactured Housing: 1.07%
Occupancy Status:
Primary: 93.99%
Investment: 5.86%
Second Home: 0.14%
Documentation Status:
Full: 59.62%
Stated: 34.09%
Lite/Limited: 6.29%
No Documentation: 0.00%
Weighted Average Prepayment Penalty Term: 26 months
Loans with Prepayment Penalties: 79.71%

SEC MAIL RECEIVED PROCESSING JAN 31 2003 SECTION 207 WASH., D.C.

Collateral Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Fixed Rate	2,449	297,848,258.56	25.17
ARM	5,563	885,323,251.93	74.83
Total:	8,012	1,183,171,510.49	100.00

Principal Balance at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
0.01 - 50,000.00	592	$24,314,630.50	2.05%
50,000.01 - 100,000.00	2,454	183,727,098.40	15.49
100,000.01 - 150,000.00	1,793	222,038,898.40	18.72
150,000.01 - 200,000.00	1,345	234,013,870.00	19.73
200,000.01 - 250,000.00	782	174,612,239.00	14.72
250,000.01 - 300,000.00	446	122,223,234.00	10.31
300,000.01 - 350,000.00	256	82,770,552.00	6.98
350,000.01 - 400,000.00	181	68,003,710.00	5.73
400,000.01 - 450,000.00	97	41,296,421.00	3.48
450,000.01 - 500,000.00	56	27,244,230.00	2.30
500,000.01 - 550,000.00	4	2,048,397.00	0.17
550,000.01 - 600,000.00	5	2,874,750.00	0.24
650,000.01 - 700,000.00	1	680,800.00	0.06
Total:	8,012	$1,185,848,830.30	100.00%

Minimum: 14,000.00
Maximum: 680,800.00
Average: 148,009.09
Total: 1,185,848,830.30

New Century Mortgage Corporation
Preliminary Collateral Analysis

Deutsche Bank

All records
8,012 records
Balance: 1,183,171,510

Remaining Principal Balance ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	594	24,313,266.64	2.05
50,000.01 - 100,000.00	2,455	183,465,542.98	15.51
100,000.01 - 150,000.00	1,793	221,676,737.06	18.74
150,000.01 - 200,000.00	1,344	233,449,664.11	19.73
200,000.01 - 250,000.00	784	174,860,944.77	14.78
250,000.01 - 300,000.00	443	121,276,427.60	10.25
300,000.01 - 350,000.00	256	82,652,321.73	6.99
350,000.01 - 400,000.00	181	67,890,993.99	5.74
400,000.01 - 450,000.00	96	40,818,300.87	3.45
450,000.01 - 500,000.00	56	27,177,993.26	2.30
500,000.01 - 550,000.00	5	2,593,136.13	0.22
550,000.01 - 600,000.00	4	2,316,395.03	0.20
650,000.01 - 700,000.00	1	679,786.32	0.06
Total:	8,012	1,183,171,510.49	100.00

Minimum: 13,950.95
Maximum: 679,786.32
Average: 147,674.93

State	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	2,253	457,099,212.24	38.63
Florida	672	75,144,756.13	6.35
Illinois	403	65,273,553.95	5.52
Texas	730	64,684,247.74	5.47
Michigan	529	57,797,809.10	4.88
New York	241	48,412,705.17	4.09
Massachusetts	209	42,166,762.92	3.56
New Jersey	169	30,875,828.99	2.61
Colorado	199	29,666,512.49	2.51
Connecticut	113	20,920,405.84	1.77
Virginia	123	19,785,199.71	1.67
Ohio	199	19,094,084.32	1.61
Washington	124	18,973,236.21	1.60
Minnesota	119	17,571,938.11	1.49
Nevada	124	17,150,274.36	1.45
Arizona	141	15,277,672.78	1.29
Maryland	81	14,544,388.20	1.23
Pennsylvania	127	12,550,943.16	1.06
Oregon	99	12,245,844.55	1.04
South Carolina	98	10,322,779.83	0.87
Missouri	102	9,847,662.53	0.83
Indiana	120	9,696,348.00	0.82
Wisconsin	84	9,060,285.31	0.77
New Mexico	75	8,986,177.13	0.76
Tennessee	93	8,447,164.96	0.71
Idaho	73	7,765,400.49	0.66
Alabama	87	7,627,349.15	0.64
Rhode Island	43	6,564,356.52	0.55
Georgia	47	6,545,752.78	0.55
North Carolina	54	6,359,293.95	0.54
Utah	39	6,274,034.69	0.53
District of Columbia	30	5,639,617.37	0.48
Louisiana	52	4,650,992.63	0.39
New Hampshire	31	4,637,067.51	0.39
Iowa	52	4,594,423.66	0.39
Kentucky	38	3,702,832.66	0.31
Kansas	34	3,495,291.20	0.30
Nebraska	34	3,075,305.41	0.26
Mississippi	33	3,061,536.81	0.26
Maine	27	2,911,945.41	0.25
Arkansas	31	2,774,919.24	0.23
Oklahoma	38	2,605,540.07	0.22
Hawaii	7	1,655,124.33	0.14
West Virginia	9	971,447.55	0.08
Montana	9	866,059.61	0.07
Delaware	7	809,518.00	0.07
Wyoming	5	541,129.40	0.05
Vermont	2	225,525.03	0.02
South Dakota	2	169,498.76	0.01
North Dakota	1	51,754.53	0.00
Total:	8,012	1,183,171,510.49	100.00

Number of States Represented: 50

Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.000 - 5.499	3	861,923.10	0.07
5.500 - 5.999	62	12,027,670.52	1.02
6.000 - 6.499	137	29,771,517.84	2.52
6.500 - 6.999	695	145,040,151.61	12.26
7.000 - 7.499	609	113,322,616.76	9.58
7.500 - 7.999	1,843	307,151,162.92	25.96
8.000 - 8.499	931	139,940,170.34	11.83
8.500 - 8.999	1,681	221,677,739.42	18.74
9.000 - 9.499	574	69,054,042.88	5.84
9.500 - 9.999	758	81,888,802.69	6.92
10.000 - 10.499	194	19,999,749.44	1.69
10.500 - 10.999	334	26,548,958.48	2.24
11.000 - 11.499	70	5,156,431.63	0.44
11.500 - 11.999	78	6,510,825.41	0.55
12.000 - 12.499	19	2,092,302.39	0.18
12.500 - 12.999	21	1,827,852.91	0.15
13.000 - 13.499	1	156,272.87	0.01
13.500 - 13.999	1	88,825.39	0.01
14.000 - 14.499	1	54,493.89	0.00
Total:	8,012	1,183,171,510.49	100.00

Minimum: 5.300
Maximum: 14.050
Weighted Average: 8.179

Months Remaining	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
61 - 120	22	1,230,894.37	0.10
121 - 180	298	23,326,491.23	1.97
181 - 240	225	13,887,213.68	1.17
241 - 300	22	2,127,040.66	0.18
301 - 360	7,445	1,142,599,870.55	96.57
Total:	8,012	1,183,171,510.49	100.00

Minimum: 113
Maximum: 359
Weighted Average: 351.81

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Residence	6,390	924,860,933.13	78.17
2-4 Family	512	95,159,056.94	8.04
PUD - Detached	478	81,221,123.71	6.86
Condo	362	52,581,714.16	4.44
PUD - Attached	120	16,675,946.55	1.41
Manufactured Housing-Double Wide	146	12,292,419.62	1.04
Mobile Home	4	380,316.38	0.03
Total:	8,012	1,183,171,510.49	100.00

Original Loan-to-Value Ratio (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
<= 30.00	209	10,040,576.86	0.85
30.01 - 35.00	37	2,942,787.15	0.25
35.01 - 40.00	64	6,489,006.02	0.55
40.01 - 45.00	85	10,111,207.34	0.85
45.01 - 50.00	104	13,154,032.83	1.11
50.01 - 55.00	132	16,956,659.08	1.43
55.01 - 60.00	227	32,098,737.09	2.71
60.01 - 65.00	421	63,162,997.93	5.34
65.01 - 70.00	612	85,503,852.39	7.23
70.01 - 75.00	997	147,692,290.99	12.48
75.01 - 80.00	2,335	341,686,318.04	28.88
80.01 - 85.00	1,634	243,879,289.09	20.61
85.01 - 90.00	1,016	182,854,154.62	15.45
90.01 - 95.00	139	26,599,601.06	2.25
Total:	8,012	1,183,171,510.49	100.00

Minimum: 10.91
Maximum: 95.00
Weighted Average by Original Balance: 77.76
Weighted Average by Current Balance: 77.76

Combined Orig Loan-to-Value Ratio (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
<= 30.00	47	3,599,496.38	0.30
30.01 - 35.00	32	2,733,080.84	0.23
35.01 - 40.00	62	6,253,837.44	0.53
40.01 - 45.00	86	10,146,811.39	0.86
45.01 - 50.00	104	13,154,032.83	1.11
50.01 - 55.00	133	17,016,111.80	1.44
55.01 - 60.00	227	32,098,737.09	2.71
60.01 - 65.00	422	63,197,856.97	5.34
65.01 - 70.00	612	85,503,852.39	7.23
70.01 - 75.00	998	147,753,867.43	12.49
75.01 - 80.00	2,336	341,721,152.27	28.88
80.01 - 85.00	1,635	243,925,071.24	20.62
85.01 - 90.00	1,018	182,934,661.43	15.46
90.01 - 95.00	145	26,951,367.68	2.28
95.01 - 100.00	155	6,181,573.31	0.52
Total:	8,012	1,183,171,510.49	100.00

Minimum: 16.28
Maximum: 100.00
Weighted Average: 78.21

FICO Score	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
500 - 519	909	121,112,059.52	10.24
520 - 539	1,065	141,197,099.87	11.93
540 - 559	1,059	148,526,810.97	12.55
560 - 579	938	137,998,766.55	11.66
580 - 599	880	130,000,880.35	10.99
600 - 619	827	124,214,984.96	10.50
620 - 639	853	131,711,306.82	11.13
640 - 659	587	92,410,908.45	7.81
660 - 679	406	69,398,715.85	5.87
680 - 699	205	34,718,249.55	2.93
700 - 719	120	21,348,250.75	1.80
720 - 739	62	12,184,585.00	1.03
740 - 759	62	11,228,227.44	0.95
760 - 779	19	3,668,398.34	0.31
780 - 799	17	2,670,001.16	0.23
800 >=	3	782,264.91	0.07
Total:	8,012	1,183,171,510.49	100.00

Minimum: 500
Maximum: 810
Weighted Average: 592
% UPB missing FICOs: 0.0

Lien Position	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1st Lien	7,843	1,176,285,555.12	99.42
2nd Lien	169	6,885,955.37	0.58
Total:	8,012	1,183,171,510.49	100.00

Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Refinance - Cashout	5,350	790,918,889.02	66.85
Refinance - Rate Term	1,366	199,034,574.07	16.82
Purchase	1,296	193,218,047.40	16.33
Total:	8,012	1,183,171,510.49	100.00

Program	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Full	5,249	705,364,851.58	59.62
Stated Documentation	2,343	403,364,681.61	34.09
Limited/Lite	420	74,441,977.30	6.29
Total:	8,012	1,183,171,510.49	100.00

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Primary	7,407	1,112,085,199.08	93.99
Investment	592	69,376,809.80	5.86
Second Home	13	1,709,501.61	0.14
Total:	8,012	1,183,171,510.49	100.00

Month Year Of Next Rate Adjustment	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2003-09	1	231,743.43	0.03
2003-10	2	669,143.10	0.08
2003-11	2	353,630.00	0.04
2004-03	2	267,538.31	0.03
2004-04	19	3,433,202.96	0.39
2004-05	47	7,076,338.92	0.80
2004-06	738	108,336,196.97	12.24
2004-07	1	83,581.47	0.01
2004-08	6	720,813.80	0.08
2004-09	39	5,939,862.36	0.67
2004-10	665	112,863,249.65	12.75
2004-11	3,854	614,602,781.11	69.42
2004-12	2	334,245.17	0.04
2005-05	2	235,167.58	0.03
2005-06	27	3,353,932.08	0.38
2005-09	2	267,808.33	0.03
2005-10	19	4,038,939.58	0.46
2005-11	135	22,515,077.11	2.54
Total:	5,563	885,323,251.93	100.00

Minimum: 2003-09-01
Maximum: 2005-11-01
Weighted Average: 2004-10-18

****

The above table is based on Adjustable Mortgage Loans only

Gross Margin (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2.000 - 2.249	1	79,847.48	0.01
3.500 - 3.749	3	861,923.10	0.10
3.750 - 3.999	1	107,112.73	0.01
4.000 - 4.249	1	160,850.00	0.02
4.250 - 4.499	1	139,899.96	0.02
4.500 - 4.749	3	775,147.73	0.09
4.750 - 4.999	22	3,658,102.45	0.41
5.000 - 5.249	4	1,176,944.65	0.13
5.250 - 5.499	12	2,076,058.83	0.23
5.500 - 5.749	11	2,079,352.09	0.23
5.750 - 5.999	23	4,273,100.94	0.48
6.000 - 6.249	44	6,818,981.16	0.77
6.250 - 6.499	2,828	475,881,611.89	53.75
6.500 - 6.749	220	30,306,163.88	3.42
6.750 - 6.999	1,130	179,380,200.07	20.26
7.000 - 7.249	882	124,462,860.38	14.06
7.250 - 7.499	336	46,624,854.36	5.27
7.500 - 7.749	35	5,918,291.81	0.67
7.750 - 7.999	5	489,686.71	0.06
8.000 - 8.249	1	52,261.71	0.01
Total:	5,563	885,323,251.93	100.00

Minimum: 2.000
Maximum: 8.150
Weighted Average: 6.597

****

The above table is based on Adjustable Mortgage Loans only

Maximum Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
12.500 - 12.999	61	11,866,820.52	1.34
13.000 - 13.499	137	29,771,517.84	3.36
13.500 - 13.999	514	108,361,127.02	12.24
14.000 - 14.499	463	88,289,473.32	9.97
14.500 - 14.999	1,313	225,590,025.18	25.48
15.000 - 15.499	654	103,754,408.79	11.72
15.500 - 15.999	1,161	163,233,725.11	18.44
16.000 - 16.499	394	51,941,867.88	5.87
16.500 - 16.999	487	59,650,210.79	6.74
17.000 - 17.499	131	16,072,972.98	1.82
17.500 - 17.999	139	15,503,143.26	1.75
18.000 - 18.499	29	3,057,013.00	0.35
18.500 - 18.999	49	4,893,941.15	0.55
19.000 - 19.499	17	1,970,645.72	0.22
19.500 - 19.999	12	1,155,592.61	0.13
20.000 - 20.499	1	156,272.87	0.02
21.000 - 21.499	1	54,493.89	0.01
Total:	5,563	885,323,251.93	100.00

Minimum: 12.750
Maximum: 21.050
Weighted Average: 15.137

****

The above table is based on Adjustable Mortgage Loans only

Minimum Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.000 - 5.499	3	861,923.10	0.10
5.500 - 5.999	62	12,027,670.52	1.36
6.000 - 6.499	137	29,771,517.84	3.36
6.500 - 6.999	510	107,886,705.32	12.19
7.000 - 7.499	459	87,871,792.75	9.93
7.500 - 7.999	1,310	225,433,339.09	25.46
8.000 - 8.499	653	103,665,345.11	11.71
8.500 - 8.999	1,166	163,662,027.97	18.49
9.000 - 9.499	398	52,357,395.37	5.91
9.500 - 9.999	489	59,853,015.72	6.76
10.000 - 10.499	128	15,114,893.85	1.71
10.500 - 10.999	138	15,342,293.26	1.73
11.000 - 11.499	30	3,244,385.79	0.37
11.500 - 11.999	49	4,893,941.15	0.55
12.000 - 12.499	17	1,970,645.72	0.22
12.500 - 12.999	12	1,155,592.61	0.13
13.000 - 13.499	1	156,272.87	0.02
14.000 - 14.499	1	54,493.89	0.01
Total:	5,563	885,323,251.93	100.00

Minimum: 5.300
Maximum: 14.050
Weighted Average: 8.134

****

The above table is based on Adjustable Mortgage Loans only

Initial Periodic Cap (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1.000	22	2,215,160.41	0.25
1.500	5,533	881,434,585.84	99.56
2.000	4	650,732.58	0.07
3.000	4	1,022,773.10	0.12
Total:	5,563	885,323,251.93	100.00

Minimum: 1.000
Maximum: 3.000
Weighted Average: 1.501

****

The above table is based on Adjustable Mortgage Loans only

Lifetime Rate Cap (%) (ARM Only)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
6.000	24	2,511,348.79	0.28
7.000	5,535	881,789,130.04	99.60
12.000	4	1,022,773.10	0.12
Total:	5,563	885,323,251.93	100.00

Minimum: 6.000
Maximum: 12.000
Weighted Average: 7.003

The above table is based on Adjustable Mortgage Loans only

Originating Institution	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
New Century	8,012	1,183,171,510.49	100.00
Total:	8,012	1,183,171,510.49	100.00